Mail Stop 7010

     October 12, 2005

via U.S. mail and facsimile

Mr. John C. Regan
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235

     Re: PDG Environmental, Inc.
  Form 10-K/A#2 for the Fiscal Year Ended January 31, 2005
     Filed June 10, 2005
     Form 10-Q for the Fiscal Quarter Ended April 30, 2005
     Form 8-K Filed July 7, 2005
     File No. 0-13667

Dear Mr. Regan:

     We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

     If you have any further questions regarding our review of
your
filings, please direct them to Jennifer Thompson, Staff
Accountant,
at (202) 551-3737 or, in her absence, to the undersigned at (202)
551-3768.

     Sincerely,

     John Cash
     Accounting Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

     DIVISION OF
CORPORATION FINANCE